Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

August 19, 2011

VIA EDGAR AND EMAIL TRANSMISSION

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:	Validus Holdings, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed on August 3, 2011
File No. 001-33606

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 12, 2011 regarding the Preliminary Proxy Statement on Schedule 14A filed by Validus Holdings, Ltd. (the “Company”) on August 3, 2011, the Company hereby acknowledges that:

(1)                             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	President and Chief Financial Officer

cc:	Perry Hindin, Esq. (Division of Corporate Finance)
Nicholas Panos, Esq. (Division of Corporate Finance)
Michael Rosenthall, Esq. (Division of Corporate Finance)
Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)